___________________________________
                                   )            APPLICATION FOR
                                   )             WITHDRAWAL OF
In the Matter of                   )             REGISTRATION
                                   )               STATEMENT
FAMILY BARGAIN CORPORATION         )
                                   )         Pursuant to Rule 477
(File No. 333-10877)               )         Under The Securities
                                   )            Act of 1933, as
                                   )                Amended
___________________________________)



            FAMILY BARGAIN CORPORATION (the "Company") hereby applies for an order of the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended, granting the Company's request for withdrawal of the Company's Registration Statement on Form S-2 (File No. 333-10877) filed with the Commission on August 27, 1996 (as amended, the "Registration Statement").

            The Registration Statement relates to the Registration by the Company of Series A Preferred Stock. The Company has returned those shares to its treasury and hereby requests immediate withdrawal of the Registration Statement. Withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company confirms that none of the securities which are the subject of this Registration Statement were offered or sold.

            All notices and orders issued pursuant to this Application should be directed to the undersigned at 4000 Ruffin Road, San Diego, California, 92123-1866 (telephone 619-627-1800, facsimile 619-637-4180)
with a copy to David W. Bernstein, Esq., Rogers & Wells, 200 Park Avenue, New York, New York 10166 (telephone 212-878-8000, facsimile 212-878-8375).

                              FAMILY BARGAIN CORPORATION



Dated: January 22, 1997       By: /s/ Jeffrey C. Gerstel
                            				  ___________________________________________
                                    Name:  Jeffrey C. Gerstel
                                    Title: Executive Vice President, Finance
                                           (Principal Financial and
                                           Accounting Officer)